

August 6, 2012

Via E-mail
David A. Martin
Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

      RE: **Aegion Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 28, 2012
               File No. 1-35328

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. Throughout your discussion of results of operations, there are instances where you discuss intermediate effects without a full discussion of underlying reasons and without quantifying the impact from multiple factors. For example:

   - You attribute the increase in revenues in your Energy and Mining segment to various factors, some offsetting. In future filings, please quantify the impact of the various factors described and provide an analysis of the underlying reasons for the lull in availability of large-diameter pipe coating projects.
   - Please expand your discussion of gross profit margin in the Energy and Mining segment to clarify the underlying reasons for each of the factors described and

quantify the impact. This includes the decline in the number of large diameter pipe coating projects, which is cited on page 29 as a key reason for the decrease in consolidated net income.

- Quantify and describe the nature of material components of the increased costs to support the organization's growth.

These are specific examples from the discussion of the Energy and Mining segment. In your future filings, please expand the discussion of all of the segments' results of operations to discuss and analyze underlying reasons in greater detail and quantify the impact from the factors described.

2. In addition to providing expanded disclosure in future filings, please provide us with supplemental information regarding the following issues in your North American Sewer and Water Rehabilitation segment:

- Please provide us with an explanation of the project releases in the North American Sewer and Water Rehabilitation segment, including quantified information and discussion of specific projects that had a material impact.
- Explain to us the reasons for the delays in bids in the North American Sewer and Water Rehabilitation segment and quantify the impact.
- Provide a detailed explanation of the "other performance issues" described on page 29.

Liquidity and Capital Resources, page 38

3. You disclose on page 38 that you had $23.7 million in receivables related to certain projects in India, Hong Kong, Atlanta and Louisiana. We note from page 33 of your Form 10-Q for the quarter ended June 30, 2012, the balance decreased to $17.8 million. In future filings please disclose the length of time the balance has been outstanding, amounts collected and/or written-off. Please tell us how you determined current classification was more appropriate than long-term.

4. You disclose on page 38 you had certain net receivables that you believe will be collected but are being disputed by the customer in some manner. In future filings please quantify the amounts being disputed.

Revenues, page 59

5. Based on your response to comment 8 from our letter dated June 4, 2010, it appears that you had bill and hold sales related to your Bayou business. In your response letter dated June 25, 2010 you agreed to disclose the terms and amounts of revenues for each of the periods presented in which you had bill and hold arrangements. We note your revenue recognition policy no longer makes reference to bill and hold arrangements. Please tell us whether you still engage in bill and hold arrangements. If so, please revise future filings to quantify revenue from such arrangements in the periods presented. If material,

please tell us why your disclosure has been revised to omit reference to such arrangements.

6. In future filings please disclose whether you made revisions to your estimates that had a material effect to your results of operations. Refer to ASC 605-35-50-9 for guidance.

Retainage, page 59

7. In future filings please disclose the amounts that you expect to collect after one year and by year, if practicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief